UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

BUFFALO FORKLIFT, LLC

(Exact name of registrant as specified in its charter)

4624 Goodrich Road
Clarence, New York 14031
716-568-4135
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Copies of communication to:
Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210
716-845-6000

September 18, 2014

35370208
(Primary standard Industrial Classification Code Number)

26-1771469
(I.R.S. Employer Identification Number)

THE ISSUER HEREBY AMENDS ITS FORM 1/A TO ADD THE FOLLOWING:

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICIATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

SIGNATURES

The issuer has duly caused this Amendment to the Form 1-A offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on September 18, 2014.

BUFFALO FORKLIFT, LLC

By: /s/ Arcangelo Capozzolo
Arcangelo Capozzolo, Manager

NAME	TITLE	DATE
/s/Arcangelo Capozzolo Arcangelo Capozzolo	Sole Member and Manager	September 18, 2014
/s/Philip Sciolino Philip Sciolino	Vice President	September 18, 2014

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